UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MAGAL SECURITY SYSTEMS LTD.
(Name of Subject Company)

MAGAL SECURITY SYSTEMS LTD.
 (Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M6786D104
(CUSIP Number of Class of Securities)

Doron Kerbel
Vice President and General Counsel
Magal Security Systems Ltd.
17 Altalef Street
Yehud, Israel
+972-3-5391-444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

 With Copies to:

Steven J. Glusband, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed on June 1, 2020 with the Securities and Exchange Commission (the “SEC”) by Magal Security Systems Ltd., an Israeli company (“Magal” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel, both limited partnerships which are part of a group of private equity funds known as the FIMI Funds (the “Purchasers”), to purchase from the Company’s shareholders ( the “Shareholders”) up to 8,669,029 Ordinary Shares (the “Targeted Number of Shares”), which represent approximately 37.4% of the outstanding Ordinary Shares, and at least 1,200,000 Ordinary Shares which represents approximately 5.2% of the outstanding Ordinary Shares,  at a price of $2.95 per Share, net to the sellers in cash (subject to withholding taxes, as applicable), and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchasers’ offer to purchase (the “Offer”). The terms of the Offer are disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by the Purchasers with the Securities and Exchange Commission (“SEC”) on May 22, 2020, as amended on June 2, 2020.

The information in the Schedule 14D-9, including all exhibits that were previously filed with or incorporated by reference into the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(1)	The first sentence of the first paragraph under the header “Solicitation or Recommendation” is hereby replaced with the following:

“The Board, acting on behalf of the Company, unanimously (with the exception of Messrs. Beck and Ben-Haim who have conflicts of interest (as described in Item 3 above), and did not participate in the consideration of the Offer by the Board as described below) determined that it is expressing no opinion and is remaining neutral with respect to the Offer.”

(2)	The bullet point captioned “Historical market prices of the Ordinary Shares” is hereby replaced with the following:

•      Historical market prices of the Ordinary Shares: The closing price of the Shares on the Nasdaq Global Select Market on the last day prior to the commencement of the Offer on May 22, 2020, was $3.00 per share, which was above the Offer Price of $2.95. The Offer Price was slightly below the average closing price of the Shares for the previous 10 trading days of $2.958 per Share The closing price of the Shares on May 29, 2020, the last trading day before the Board of Directors met to review the Offer, was $2.95, which was the same as the Offer Price. Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares, etc.”) and also obtain a current market quotation for the Ordinary Shares;

In addition, Shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(1)	The third bullet point under subsection (b) “Reasons” is hereby replaced with the following:

Furthermore, the Board is of the opinion that in light of the uncertainties associated with the COVID-19 pandemic, which has had an adverse effect on the Company's industry and the markets in which it operates, an accurate evaluation of by a financial advisor was not feasible. The  COVID-19 outbreak has impacted the verticals in which the Company’s customers operate and has resulted in a slowdown in the Company’s business with some of its customers. The Company  has experienced postponed orders and suspended decision making in the markets that are likely to be negatively affected by COVID-19. Further, social distancing and the requirements to work from home in key territories such as Israel, USA, Canada, Germany, Spain, Mexico and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, have affected and are likely to continue to affect the Company’s ability to conduct fieldwork as well as deliver products and services, thus, delaying some of the revenues expected in the first part of 2020  to a later date. As previously disclosed in the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2019, the Company is unable to estimate the extent of the effect of COVID-19 on the Company’s business. The uncertainties have continued subsequent to the filing of the Company’s Form 20-F and have been exacerbated by the financial impact of COVID-19 on governmental authorities who have generally experienced budget deficits. Such deficits will likely force governmental authorities to reduce their purchases of the Company’s products and either cancel, postpone or reduce the scope of the Company’s turn-key security projects. As a result of the foregoing, the Board determined that an accurate evaluation by a financial advisor is not currently feasible.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated May 22, 2020 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).

(a)(1)(C)	Notice of Objection (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 15, 2020

MAGAL SECURITY SYSTEMS LTD. By: /s/Dror Sharon Dror Sharon Chief Executive Officer